July 30, 2009

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C.  20549

RE:  NUMEREX CORP

Form 10-K for the fiscal year ended December 31, 2008

Filed March 13, 2009

File No. 0-22920

Dear Mr. Spirgel:

We are writing to address the Staff’s comment in its July 7, 2009 letter (the “Comment Letter”).     We have responded by providing a sensitivity analysis of our Wireless (excluding Airdesk and Orbit One) reporting unit and our Airdesk reporting unit, rather than the Orbit One reporting unit, as these were the reporting units that passed our goodwill impairment Step 1 analysis at December 31, 2008.

Form 10-K
Management’s Discussion and Analysis, page 33

1.
We note your response to comment 2.  We note that the fair value of the Wireless and Orbit One reporting units do not exceed their carrying value by a significant amount.  In this regard, please expand your proposed disclosures to provide a sensitivity analysis showing the impact that a one percent increase in the discount rate and a one percent decrease in the revenues growth rates and profitability growth rates would have in your impairment test.

Response:

We will expand our proposed disclosures to provide the sensitivity analysis on our Wireless (excluding Airdesk and Orbit One) and Airdesk reporting units set forth below.  Because the fair value of our Wireless (excluding Airdesk and Orbit One) exceeded their carrying values, we respectfully do not believe that applying a hypothetical one percent increase in the discount rate or one percent decrease in the revenue and profitability growth rates provides meaningful disclosure.  Instead, we propose to disclose the percentage by which the fair value of our reporting units would have to decline in order to fail the Step1 goodwill impairment test and the percentage changes in the discount rate and revenue and profitability growth rates that could adversely affect fair value.

With respect to our Orbit One and BNI reporting units, we have taken impairment charges as of December 31, 2008.  Accordingly, our sensitivity analyses are based on the one percent changes requested by the Staff.

Based upon our goodwill impairment analysis conducted in the fourth quarter of 2008, a hypothetical reduction in the fair value of  our Wireless (excluding Airdesk and Orbit One) reporting unit of  9.7%, would have resulted in the carrying value of the reporting unit exceeding its fair value and thus require a Step 2 analysis and possible impairment.  Over the forecast period, this means that our cumulative projected revenues would have to decrease by 4% (representing a proportional decrease in our average growth rate of 6% over the forecast period), or our cumulative profitability would have to decrease by 11% (representing a proportional decrease in our average profitability growth rate of 8%).  A 1.3% increase to the discount rate that we applied also would have resulted in the carrying value of the reporting unit exceeding its fair value.

We believe that our cash flow analysis was appropriate as our projections took the present challenging economic environment into account and are consistent with our current operating results.   Additionally, the sum of the fair value of all our reporting units was less than our market capital at December 31, 2008 and June 30, 2009, indicating that our projections were reasonable and not aggressive.

Based upon our goodwill impairment analysis conducted in the fourth quarter of 2008, a hypothetical reduction in the fair value of  our Airdesk reporting unit of 5.0%, would have resulted in the carrying value of the reporting unit exceeding its fair value and thus require a Step 2 analysis and possible impairment.  Over the forecast period, this means that we would need to have a 3.0% decrease in our cumulative projected revenue (representing a proportional decrease in our average growth rate of 6% over the forecast period), a 6.0% decrease in our cumulative profitability (representing a proportional decrease in our average profitability growth rate of 2%), or a 1% increase to our discount rate.

We believe that our cash flow analysis was appropriate as our projections took the present challenging economic environment into account and are consistent with our current operating results.   Additionally, the sum of the fair value of all our reporting units was less than our market capital at December 31, 2008 and June 30, 2009, indicating that our projections were reasonable and not aggressive.

An updated draft of the full proposed disclosures is located in Appendix A attached to this response letter.

The Company believes that the proposed disclosure responds fully to the comments of the Staff.

In connection with these responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in their filings;

•	Staff comments or changes to do disclosures in response to staff comments do no foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any comments of the contents of this letter, please contact the undersigned at 770-485-2527.

Sincerely,

/s/ Alan Catherall
Name:  Alan Catherall
Title:   Chief Financial Officer
Numerex Corp.

NUMEREX CORP
Form 10-K for the fiscal year ended December 31, 2008
Filed March 13, 2009
File No. 0-22920

Appendix A – attachment to response letter dated July 7, 2009
Proposed disclosure in Form 10-Q for the quarter ended June 30, 2009

Item 2.                        Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Policies and Estimates

The MD&A is based upon our condensed consolidated financial statements, which have been prepared in accordance with the accounting principles generally accepted in the United States of America.  The preparation of our condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenue, expenses, assets, and liabilities during the periods reported.  Estimates are used when accounting for certain items such as deferred revenue, allowance for doubtful accounts, depreciation or amortization periods, income taxes and valuation of intangible assets.  We base our estimates on historical experience, where applicable and other assumptions that we believe are reasonable under the circumstances.  There can be no assurance that actual results will not differ from those estimates and such differences could be significant.

Goodwill and intangible assets

We account for goodwill and intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). Under SFAS 142, goodwill and certain intangible assets with indefinite lives are not amortized but are subject to an annual impairment test, and more frequently, if events or circumstances occur that would indicate a potential decline in our fair value.  An impairment charge will be recognized only when the implied fair value of a reporting unit’s goodwill is less than its carrying amount. As of December 31, 2008 we identified six reporting units, 4 of which had associated goodwill.  The six reporting units were Wireless (which excludes Airdesk, LLC and Orbit One LLC), Airdesk, LLC, Orbit One LLC, Digital Multimedia, Networking Integration and Wireline Data Communications.  The four reporting units with associated goodwill were Wireless, Airdesk, LLC, Orbit One, LLC and Digital Multimedia.  Due to the recent consolidation of our hardware management and network platforms, we will no longer maintain separate reporting for Airdesk and Wireless, and thus we are combining the Airdesk reporting unit with Wireless (excluding Airdesk LLC and Orbit One LLC) reporting unit prospectively.  For our 2008 annual review, we used standard modeling techniques to estimate a fair market value for each of the four reporting units containing goodwill.  This included a combination of a discounted cash flow analysis and, where available, the use of public company market comparables in similar industries.  We used historical information, our 2009 business plan and expected future development projects to prepare six year financial projections used in the discounted cash flow analysis for each of the reporting units.

The growth rate assumptions used in our most recent annual impairment test were consistent with operating results for the three months ended March 31, 2009 and the six months ended June 30, 2009 and no events or circumstances occurred that would require us to perform an interim impairment test for these same periods.

A summary of the critical assumptions utilized for our impairment tests are outlined below. We believe this information provides relevant information to understand our goodwill impairment testing and evaluate our goodwill balances.

A breakdown of our goodwill balance by reporting unit at June 30, 2009 follows:

June 30,
(In thousands)	2009
Wireless excluding Airdesk and Orbit One Unit	$12,472
Orbit One Unit (part of Wireless)	4,428
Airdesk Unit (part of Wireless)	5,938
BNI Unit (part of Digital Multimedia and Networking)	949
Total Goodwill	$23,787

We recorded a goodwill impairment charge of $4.0 million at December 31, 2008.  We do not believe that this charge will impact our future liquidity or operating results.  In determining the impairment charge, we considered economic conditions.  Specifically, for all of our reporting units we reduced expected short term revenues due to current and expected economic conditions.  We only anticipate economic recovery and consequent impact on revenues to begin in 2010.

For our Wireless (excluding Airdesk LLC and Orbit One LLC) reporting unit, we used a discounted cash flow model to determine the fair value and a 20% discount rate, as this reporting unit’s risks mirror that of the Company as a whole.  Our historical revenue growth rate averaged 25% over the past four years.   We used a more conservative revenue growth rate than our historical growth rate in this reporting unit, due to expected changes in customer hardware purchasing patterns and due to the current uncertain economic climate.  We adjusted our margins from historical four year average of 42% for this reporting unit to reflect expected changes in the mix of revenues, with higher margin service revenues making up a larger portion of total revenues versus lower margin hardware sales.  We used historical growth rates for SG&A and R&D as the base line for determining future growth but exclude the current year, as we built out a new internal service sales team which would not occur in future periods.  Depreciation and amortization and capital expenditures were kept at historic run rates.  We used historical accounts receivable days outstanding, inventory turns and accounts payable days outstanding to determine the projected changes in working capital requirements.  The combination of all these factors determined our cash flow growth rates.

Based upon our goodwill impairment analysis conducted in the fourth quarter of 2008, a hypothetical reduction in the fair value of  our Wireless (excluding Airdesk and Orbit One LLC) reporting unit of  9.7% , would have resulted in the carrying value of the reporting unit exceeding its fair value and thus require a Step 2 analysis and possible impairment.  Over the forecast period, this means that our cumulative projected revenues would have to decrease by 4% (representing a proportional decrease in our average growth rate of 6% over the forecast period), or our cumulative projected profitability would have to decrease by 11% (representing a proportional decrease in our average profitability growth rate of 8%).  A 1.3% increase to the discount rate that we applied also would have resulted in the carrying value of the reporting unit exceeding its fair value.

  We believe that our cash flow analysis was appropriate as our projections took the present challenging economic environment into account and are consistent with our current operating results.   Additionally, the sum of the fair value of all our reporting units was less than our market capital at December 31, 2008 and June 30, 2009, indicating that our projections were reasonable and not aggressive.

For our Airdesk reporting unit, we used a combination of a discounted cash flow analysis and use of public company market comparables to determine the fair value.  In the cash flow model, we used a 20% discounted rate, as this reporting unit’s risks mirrored that of the Company as a whole.  We gave the cash flow model a 75% weighting with the balance attributed to market comparables since we only had six comparable enterprises.  The results from the cash flow model are similar to the market approach as the calculated enterprise value from the cash flow model was within 3% of market approach.   Our projections showed an initial decline in revenues as hardware sales are expected to decline due to current adverse economic conditions.  The revenues are forecasted to recover in the following years, as we believe the wireless data communications industry is in its infancy and expect to see growth rebound to historical levels by 2010.   In the past several years, the cost of the wireless modules have decreased from our suppliers as the technology improves.  In our analysis, margins were expected to be similar to that of historical rates.  SG&A expenses are forecasted to decrease in the first year as the result of a full year impact of cost reductions made during the calendar year 2008 then returning to historical growth rates.  Depreciation and amortization and non acquisition related capital expenditures are kept at historic run rates.  We use historical accounts receivable days outstanding, inventory turns and accounts payable days outstanding to determine the projected changes in working capital requirements.  The combination of all these factors determines our cash flow growth rates.

Based upon our goodwill impairment analysis conducted in the fourth quarter of 2008, a hypothetical reduction in the fair value of  our Airdesk reporting unit of 5.0%, would have resulted in the carrying value of the reporting unit exceeding its fair value and thus require a Step 2 analysis and possible impairment.  Over the forecast period, this means that we would need to have a 3.0% decrease in our cumulative projected revenue (representing a proportional decrease in our average growth rate of 6% over the forecast period), a 6.0% decrease in our cumulative projected profitability (representing a proportional decrease in our average profitability growth rate of 2%), or a 1% increase to our discount rate.

  We believe that our cash flow analysis was appropriate as our projections took the present challenging economic environment into account and are consistent with our current operating results.   Additionally, the sum of the fair value of all our reporting units was less than our market capital at December 31, 2008 and June 30, 2009, indicating that our projections were reasonable and not aggressive.

In our Orbit One (“Orbit One”) reporting unit, we used a discounted cash flow model to determine the fair value as we cannot determine any market comparables for this unit.  We used a 20% discounted rate as this reporting unit’s risks mirrored that of the Company as a whole.  A combination of existing contractual agreements and targeting specific of industries is used to determine the first year’s revenue growth rate, the following years’ revenue growth rates are based on expected industry growth rates.  Margins are projected to decline as a combination of expected pricing pressures in the market and lower margin hardware sales are expected to make up a larger portion of total revenues versus higher margin service sales.  SG&A expenses are forecasted to decrease in the first year as the result of a full year impact of cost reductions made during the calendar year 2008 then returning to historical growth rates.  As a result of the discounted cash flow model Step 1 test, we determined that the goodwill for this reporting unit was impaired.  Management, with the assistance of the outside appraisal firm, determined the fair value of the reporting unit including any intangible assets.  This resulted in a goodwill impairment charge of $3.1 million for the year ending December 31, 2008.  As of December 31, 2008, Orbit One would have incurred additional impairment charges if revisions were made to the discounted cash flow analysis as follows:

Discount rate increased by 1%	$ 499,000
Revenue growth rate decreased by 1%	69,000
Profitability growth rate decreased by 1%	65,000

In our Broadband Networks Inc. (“BNI”) reporting unit, we used a combination of a discounted cash flow analysis and use of public company market comparables to determine the fair value.  In the cash flow model we used a 25% discounted rate as we believed this reporting unit’s risks were higher than that of the company as a whole due to long sales cycles causing significant fluctuations in annual revenues for this reporting unit.  We gave the cash flow model greater weighting of 90% with the balance on the market comparables since we only had a limited number of market comparables.  First year forecast revenues were projected to decline from the prior year as the long sales cycle gives us greater visibility, and the following year shows revenue recovering as the result of the completion of new product development projects currently in process, thus increasing product offerings.  Years following have declining revenue growth rates than the wireless businesses, as this unit is in a more mature industry. Margins were projected to decline due to expected pricing pressures.  SG&A expenses are forecast to decrease in the first year as the result a full year impact of cost reductions made during the calendar year 2008 then returning to historical growth rates.  For the year ended December 31, 2008, as a result of the discounted cash flow model and market analysis (Step 1 test), we determined the goodwill for this reporting unit was impaired.  Management determined the fair value of the reporting unit including any intangible assets, which resulted in a goodwill impairment charge of $925,000 for the year ending December 31, 2008.  As of December 31, 2008, BNI would have incurred additional impairment charges if revisions were made to the discounted cash flow analysis as follows:

Discount rate increased by 1%	$ 52,000
Revenue growth rate decreased by 1%	233,000
Profitability growth rate decreased by 1%	19,000

For additional information regarding our critical accounting policies see our Annual Report on Form 10-K for the year ended December 31, 2008 and the condensed consolidated financial statements contained therein.